EXHIBIT 99.1

Oxygen Biotherapeutics Signs Agreement to Acquire Phase 3, FDA Fast Track Product to Pursue Potential $600 Million Cardiovascular Market

Phyxius  Pharma’s Experienced Management Team Brings Exclusive Rights to Levosimendan with FDA Fast Track Status and Agreed Protocol to Begin Phase 3 Trial

MORRISVILLE, NC, October 21, 2013 – Oxygen Biotherapeutics, Inc., (NASDAQ: OXBT) a developer of oxygen-carrying therapeutics, today announced it has signed a Definitive Agreement (“Agreement”) to acquire certain assets of Phyxius Pharma, a privately-held biopharmaceutical company focused on the development and near-term commercialization of levosimendan to prevent and treat cardiac surgery patients at risk for developing low cardiac output syndrome (LCOS), a significant unmet medical need addressing an estimated $600 million market in the U.S. According to the terms of the Agreement, Oxygen Biotherapeutics will acquire the exclusive rights to develop and commercialize levosimendan in North America, as well as integrating three key Phyxius Pharma executives into the Company’s management team.  The transaction is valued at approximately $4.8 million in stock as of October 18, 2013, based on Oxygen Biotherapeutics issuing an aggregate of approximately 3.4 million shares of its common stock and securities convertible into common stock to Phyxius Pharma’s stockholders in a private placement. Upon closing of the transaction, Phyxius Pharma Co-Founder and CEO, John Kelley is to become CEO of Oxygen Biotherapeutics.

Ladenburg Thalmann & Co. Inc., a subsidiary of Ladenburg Thalmann Financial Services Inc. (NYSE MKT:LTS) acted as a financial advisor for the transaction.

 “Upon closing of this transaction, Oxygen Biotherapeutics will be a Company that has a clear path to commercialization with a Phase 3 asset addressing a $600 million market. With Fast Track status and an agreed study protocol under the Special Protocol Assessment (SPA), we expect we are one trial away from approval,” said Michael Jebsen, Oxygen Biotherapeutics’ Interim CEO and CFO.  “This acquisition and management transition is designed to offer us a tremendous opportunity to enhance shareholder value. We are thrilled that an industry veteran of Mr. Kelley’s stature will be taking the helm at Oxygen Biotherapeutics.”

Phyxius Pharma Co-Founder and CEO John Kelley commented, “We look forward to concluding this transaction and swiftly moving forward on our product development path. By bringing these specific levosimendan rights with an SPA and Fast Track status to Oxygen Biotherapeutics, we’re creating synergies by building a portfolio of indications for the acute care hospital setting. My team and I have spent much of our careers bringing products through the approval process, generating revenues and building value at other public pharmaceutical companies. We look forward to contributing here at Oxygen Biotherapeutics.”

Levosimendan is licensed from Finland-based Orion Corporation, a global healthcare company.  The drug is currently approved in 53 countries to treat acute decompensated heart failure, a critical heart disease condition. This asset purchase Agreement brings to Oxygen Biotherapeutics not only the exclusive rights in North America to develop and commercialize levosimendan for the specific indication of prevention and treatment of LCOS, but also the FDA’s approval of Fast Track status for a Phase 3 trial, and the FDA’s SPA which represents agreement with  the Phase III clinical trial’s study protocol. The FDA has provided guidance that a single successful trial will be sufficient to support approval of levosimendan in this indication.

According to the scientific literature, LCOS occurs in 5-10% of cardiac surgery patients, and can increase death after surgery by 14-fold. There is no drug currently approved for the prevention or treatment of LCOS. The Phase 3 clinical trial will study if levosimendan administered before and during surgery will reduce the incidence of LCOS and associated morbidity and mortality. There is substantial scientific evidence for the use of levosimendan in cardiovascular surgery, with over 25 published articles in peer reviewed journals and evidence of mortality reduction in some cardiac surgery trials of more than 50%.

Upon closing of the asset purchase, three key Phyxius Pharma executives and co-founders will join Oxygen Biotherapeutics. John Kelley is to become CEO of Oxygen Biotherapeutics. Mr. Kelley has 37 years of experience as a global pharmaceutical executive. He was formerly President, COO, and Director of NASDAQ-listed The Medicines Company, a provider of medical solutions to hospitals. Mr. Kelley currently serves on the Board of Directors of NASDAQ-listed Acorda Therapeutics. Michael Jebsen, Oxygen Biotherapeutics’ current Interim CEO and CFO, will remain serving as the CFO.

Also joining Oxygen Biotherapeutics are Doug Randall, who will serve as head of business and commercial operations. Mr. Randall is the former VP, Commercial Operations at The Medicines Company and was previously VP of Diabetes Marketing and VP of Primary Care Sales at Sanofi Aventis. Douglas Hay, PhD, will join as head of regulatory affairs. Dr. Hay was former VP of Global Regulatory Affairs at The Medicines Company and previously VP of Regulatory Roles at Shire and Bristol Myers Squibb. Initially, one director designated by Phyxius Pharma stockholders will be appointed to Oxygen Biotherapeutics’ Board of Directors, while another designee will be appointed to the Board following stockholder approval of the transaction.

In connection with the acquisition, Oxygen Biotherapuetics will issue to Phyxius’ stockholders in a private placement an aggregate of approximately 3.4 million unregistered shares of common stock and securities convertible into common stock.  These securities will be issued as follows at closing:

●	Common stock in an amount equal to 15% of Oxygen Biotherapeutics’ outstanding common stock prior to closing; and

●	Convertible preferred stock that, following approval of the transaction by Oxygen Biotherapeutics’ stockholders, will automatically convert into common stock in an amount equal to the remaining transaction consideration. Approximately 11% of these shares of common stock will vest immediately upon stockholder approval, while the remainder will vest upon achievement of specified performance milestones.

The closing of the transaction is expected to occur during the third quarter of the Company’s fiscal year, but remains subject to customary closing conditions.  Stockholder approval is not required and will not be sought for the consummation of the acquisition; however, following the closing, Oxygen Biotherapeutics intends to seek stockholder approval for the full issuance of the securities contemplated in the transaction. A more complete description of the terms and conditions of the acquisition will be available in the Form 8-K to be filed by the Company with the Securities and Exchange Commission (the “SEC”) subject to NASDAQ approval.This press release is neither an offer to sell nor a solicitation of an offer to buy any of the Company's securities. No offer, solicitation, or sale will be made in any jurisdiction in which such offer, solicitation, or sale is unlawful. The terms and conditions of the transactions described in this press release are qualified in their entirety by reference to the transaction documents, which will be filed with the SEC on Form 8-K.

About Oxygen Biotherapeutics, Inc.
Oxygen Biotherapeutics, Inc. is developing medical products that efficiently deliver oxygen to tissues in the body. The company has developed a proprietary perfluorocarbon (PFC) therapeutic oxygen carrier called Oxycyte® that is currently in clinical and preclinical studies for intravenous delivery for indications such as traumatic brain injury, decompression sickness and stroke.  The company is also developing PFC-based creams and gels for topical delivery to the skin for dermatologic conditions and potentially wound care. In addition, the Company has commercialized its Dermacyte® line of skin care cosmetics for the anti-aging market. Dermacyte is now out-licensed to Valor Cosmetics of Switzerland.

Caution Regarding Forward-Looking Statements
This news release contains certain forward-looking statements by the Company that involve risks and uncertainties and reflect the company’s judgment as of the date of this release. The forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, the likelihood of the consummation of the Phyxius transaction, as well as the successful integration of Phyxius into the Company, delays in new product introductions and customer acceptance of these new products, and other risks and uncertainties as described in our filings with the Securities and Exchange Commission, including in the current Form 10-Q filed on September 17, 2013, and our annual report on Form 10-K filed on June 26, 2013, as well as other filings with the SEC. The company disclaims any intent or obligation to update these forward-looking statements beyond the date of this release. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

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